UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-40212

Connect Biopharma Holdings Limited
(Translation of registrant's name into English)

12265 El Camino Real, Suite 350
San Diego, CA 92130
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 17, 2023, Connect Biopharma Holdings Limited (the “Company”) reported that post hoc data analysis from the Company’s Phase 2b CBP-201 global trial in moderate-to-severe atopic dermatitis (“AD”) showed that CBP-201 led to rapid and sustained improvement in AD signs and symptoms across all four body regions: head and neck, trunk, upper limbs and lower limbs, with both 2-week and 4-week dosing regimens, compared to placebo, as early as Week 2 and continuing through the 16-week study.

Specifically, EASI subscores improved in all four body regions across 16 weeks of treatment. Furthermore, improvements between 300 mg Q2W and Q4W were comparable. At Week 2, EASI decreased by -26.3% (head/neck), -26.4% (trunk), -21.6% (upper limbs) and -23.2% (lower limbs) for patients on CBP-201 300 mg Q4W treatment vs -9.5% to -15.7% with placebo. At Week 16, EASI decreased further to-69.2% (head and neck), -72.1% (trunk), -64.2% (upper limbs) and -68.5% (lower limbs) vs -21.2% to -49.1% with placebo (p<0.01 per region). In addition to overall AD improvement across all four body regions, improvement for each classification of AD symptoms (signs) was observed: erythema, induration/papulation, lichenification and excoriation, within each body region. Specifically in the head and neck region, patients dosed with 300 mg Q4W saw decreases of -61.2% (erythema), -72.3% (lichenification), -77.7% (excoriation), and -74.3% (induration) Q4W vs -24.7% to -40.2% with placebo. Other regions show similar patterns and responses on reductions in AD signs.

On March 18, 2023, the Company reported that data from Stage 1 of the Company’s ongoing pivotal CBP-201 China trial in moderate-to-severe AD showed rapid relief from symptoms, with a reduction in itch at Week 1 and significant improvement in all study endpoints by Week 4, which was sustained to Week 16. Furthermore, there was no plateau in IGA and EASI efficacy response at Week 16. This 16-week trial stage included 255 adults in the primary population and consisted of a 600 mg CBP-201 loading dose, followed by 300 mg CBP-201 every two weeks, or placebo.

Specifically, the baseline median Eczema Area and Severity Index (EASI) was 26.9. 54.5% of patients were considered severe, with a baseline Investigators Global Assessment (IGA) score of 4. At 16 weeks, a greater proportion of patients treated with CBP-201 achieved an IGA score of 0-1 (clear or almost clear skin) and a ≥2 point IGA reduction than those on placebo (30.3% vs. 7.5%), meeting the study’s primary endpoint. 62.9% percent of CBP-201 patients achieved a 75% skin clearance (EASI-75), versus 23.4% in the placebo group and 35.8% achieved EASI-90 (versus 6.3% for placebo). 46.7% of CBP-201 patients achieved a Peak Pruritus-Numerical Rating Scale (PP-NRS) reduction of ≥3 points, versus 16.7% on placebo, and 35.0% achieved a PP-NRS reduction of ≥ 4 points, versus 9.6% in the placebo group.

The information in the paragraphs above under “Information Contained in this Report on Form 6-K” in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333- 264340) and Form S-8 (File No. 333-266006).

On March 17, 2023, the Company issued the press release attached hereto as Exhibit 99.1, which is incorporated herein by reference. On March 18, 2023, the Company issued the press release attached hereto as Exhibit 99.2, which is incorporated herein by reference.

The furnishing of the attached press releases is not an admission as to the materiality of any information therein. The information contained in the press releases is summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the Securities and Exchange Commission (the “SEC”) and other public announcements that the Company has made and may make from time to time. The Company undertakes no duty or obligation to update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing or furnishing of other reports or documents with the SEC or through other public disclosures.

Forward-Looking Statements

The Company cautions that statements included in this report that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “could,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s plans to advance the development of its product candidates, the timing of achieving any development or regulatory milestones or whether such development or regulatory milestones will be achieved, and the potential of such product candidates, including to achieve any benefit or profile or any product approval or be effective. The inclusion of forward-looking statements should not be regarded as a representation by the Company that any of its plans will be achieved. Actual results may differ materially from those set forth in this release due to the risks and uncertainties inherent in the Company’s business and other risks described in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2022, and its other reports. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in the Company’s filings with the SEC which are available from the SEC’s website (www.sec.gov) and on the Company’s website (www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

Exhibit Index

Exhibit No.	Description

99.1

Press release dated March 17, 2023: Connect Biopharma CBP-201 Atopic Dermatitis Global Phase 2b Data Showed Rapid and Sustained Improvement Across all Body Regions - ePoster and Oral Presentation at American Academy of Dermatology Annual Meeting

99.2

Press release dated March 18, 2023: Connect Biopharma CBP-201 Atopic Dermatitis China Pivotal Study Showed Rapid Relief of Patient Symptoms - Late-Breaking Abstract and Oral Presentation at American Academy of Dermatology Annual Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 21, 2023
CONNECT BIOPHARMA HOLDINGS LIMITED
	By	/s/ Steven Chan
		Name:	Steven Chan
		Title:	Chief Financial Officer